U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2017
Commission File No.: 001-04192
MFC Bancorp Ltd.
(Translation of Registrant’s name into English)
88 Harcourt Street, Dublin 2, Ireland
(Address of principal office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F	☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes	☒ No
If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Quarterly Report for the Three Months Ended June 30, 2017
(August 14, 2017)
On July 14, 2017, MFC Bancorp Ltd. (“Old MFC”), a corporation under the laws of British Columbia and MFC Bancorp Ltd. (“New MFC”), a corporation under the laws of the Cayman Islands, completed a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) that resulted in the holders of common shares of Old MFC (the “Old MFC Shares”) becoming holders of common shares of US$0.001 par value each of New MFC (the “Common Shares”) and Old MFC becoming a subsidiary of New MFC. Please see “Recent Developments” for further information.
Prior to July 14, 2017, unless the context otherwise indicates, references herein to “we”, “us”, “our”, the “Company” or “MFC Bancorp” are to Old MFC and its subsidiaries and, on and subsequent to July 14, 2017, unless the context otherwise indicates, such references are to New MFC and its consolidated subsidiaries. All references in this document to “$” and “dollars” are to Canadian dollars, all references to “US$” are to United States dollars and all references to “Euro” or “€” are to the European Union Euro, unless otherwise indicated.
The following report and the discussion and analysis of our financial condition and results of operations for the six and three months ended June 30, 2017 should be read in conjunction with our unaudited interim financial statements and notes thereto for the six and three months ended June 30, 2017, the annual audited financial statements and notes thereto of Old MFC for the year ended December 31, 2016 and the 2016 annual report on Form 20-F of Old MFC filed with the United States Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulators. Our financial statements for the six and three months ended June 30, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.
Disclaimer for Forward-Looking Information
Certain statements in this document are forward-looking statements or forward-looking information, within the meaning of applicable securities laws, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding our business plans, anticipated future gains and recoveries, our strategy to reduce trade receivables and inventories, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates and counterparty risks related to our trading and finance activities. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Additional information about these and other assumptions, risks and uncertainties is set out in the “Risk Factors” section of this report and in Old MFC’s annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC and Canadian securities regulators. Such forward-looking statements should therefore be construed in light of such factors. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Non-IFRS Financial Measures
This document includes “non-IFRS financial measures”, that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measure “Operating EBITDA”.
Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses Operating EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in Operating EBITDA eliminates the non-cash impact.
Operating EBITDA is used by investors and analysts for the purpose of valuing an issuer. The intent of Operating EBITDA is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate Operating EBITDA differently. For a reconciliation of net income to Operating EBITDA, please see “Results of Operations”.

DEAR FELLOW SHAREHOLDERS AND BUSINESS PARTNERS:
For almost two years, we have focused our efforts on rationalizing unprofitable and marginally profitable businesses and geographies, reducing our structural cost profile, and reallocating capital to merchant banking projects. We have made significant progress on this strategy and believe that we have completed the majority of the steps necessary to reposition the Company for the future. However, our balance sheet continues to reflect trade receivables of  $101.8 million due from our former customer that filed for insolvency in 2016. As with any legal process, there is uncertainty as to the timing and amounts of proceeds, but we continue to diligently exercise our rights in connection with such receivables in order to maximize recoveries.
As part of our strategy, we have repositioned the group with the following actions:
•
In July 2017, the former parent of our group of companies (“Old MFC”), MFC Bancorp Ltd. (British Columbia), completed its previously announced plan of arrangement (the “Arrangement”), pursuant to which, among other things, the following transactions were completed effective July 14, 2017:

◦
Share Consolidation/Split.   The common shares of Old MFC (the “Old MFC Shares”) were consolidated on a 100 for 1 basis, with any resulting fractional shares being eliminated and the registered holders of the same being paid therefor in cash based upon the weighted average price of the Old MFC Shares over the ten trading days immediately prior to the effective date of the Arrangement and, thereafter, such Old MFC Shares were split on a 1 for 20 basis;

◦
Share Capital.   Old MFC’s stated shareholders’ capital was reduced by an amount equal to its retained deficit; and

◦
Share Exchange.   Each Old MFC Share outstanding after the completion of the above consolidation and split was exchanged for: (i) one of our common shares of US$0.001 par value each; and (ii) US$0.0001 per share in cash.

As a result of the completion of the Arrangement, MFC Bancorp Ltd., a Cayman Islands corporation, became the new parent company of our group. Its shares commenced trading on the New York Stock Exchange on July 14, 2017 under the symbol “MFCB”.
•
We have expanded our merchant banking activities in Europe by hiring qualified senior individuals in the finance and merchant banking sector.

•
We have rationalized our inventories, reducing them by 68% from $32.0 million at December 31, 2016 to $10.1 million at June 30, 2017;

•
In the first quarter of 2017, we completed the sale of a non-core commodities trading business;

•
We have deleveraged by reducing our short-term bank borrowings by 27% from $95.4 million at December 31, 2016 to $70.1 million at June 30, 2017 and by reducing total debt by 35% from $116.8 million at December 31, 2016 to $76.0 million at June 30, 2017; and

•
Established a presence in Dublin, Ireland, a progressive financial center with many attractive attributes.

FIRST HALF 2017 FINANCIAL RESULTS
The first half of 2017 reflects our continued repositioning, with losses from the rationalization of certain businesses overshadowing the progress we have made growing our merchant banking operations. While we are disappointed that this restructuring has taken so much time, we continue to make progress towards our goal of ultimately returning to an adequate return profile.

Letter to Shareholders
(i)

Revenues and losses
Total revenues for the first half of 2017 decreased to $178.4 million from $687.5 million in the same period of 2016 primarily as a result of the sale of non-core subsidiaries, the reduction of inventories, our decision to exit certain product lines and, to a lesser extent, the strengthening of the Canadian dollar during the period.
Net loss for the first six months of 2017 was $6.7 million, or $0.11 per share on a diluted basis, compared to a net loss of  $0.7 million, or $0.01 per share on a diluted basis for the same period last year. Net loss for the current six month period was primarily due to losses from the rationalization and runoff of product lines and, other expenses related to office closures.
Inventory Reduction
In the first six months of 2017, we further reduced our inventories by $21.9 million, from $32.0 million as at December 31, 2016 to $10.1 million as at June 30, 2017. This was primarily a result of exiting certain product lines and geographical markets. From almost $300 million 21 months ago, we have almost entirely rationalized our inventories and from this level we do not expect any further material reductions.
The following table sets forth our inventories as at June 30, September 30, and December 31, 2016 and March 31, and June 30, 2017:
INVENTORIES	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
	(In thousands)
Inventories	$154,703	$129,454	$31,954	$20,229	$10,083
Debt Reduction
Our continued proactive balance sheet initiatives have led to a significant reduction in our net debt levels. Our goal has been to match our assets and liabilities so that our long-term assets are financed with long-term debt and equity and our short-term assets are financed with short-term debt and equity.
In the first six months of 2017, we reduced our total long-term debt to $76.0 million from $116.8 million as at December 31, 2016 by repaying debts that became due and paying down loans which had financed assets that we have rationalized.
Financial Highlights
The following table highlights selected figures on our financial position as at June 30, 2017 and December 31, 2016:
FINANCIAL POSITION	June 30, 2017	December 31, 2016
	(In thousands, except ratios and per share amount)
Cash and cash equivalents	$54,535	$120,676
Short-term securities	5,129	5,018
Trade receivables	132,383	135,962
Tax receivables	11,820	11,743
Other receivables	33,253	35,251
Inventories	10,083	31,954
Total current assets	262,823	400,954
Total current liabilities	115,060	214,676
Working capital	147,763	186,278
Current ratio(1)	2.28	1.87
Acid-test ratio(2)	2.08	1.68
Total assets	516,070	650,338
Short-term bank borrowings	70,089	95,416
Total long-term debt	76,029	116,813
Long-term debt-to-equity(1)	0.19	0.25
Total liabilities	199,876	320,908
Shareholders’ equity	315,330	327,520
Net book value per share	5.03	5.19
Letter to Shareholders
(ii)

Notes:
(1)
The current ratio is calculated as current assets divided by current liabilities and the long-term debt-to-equity ratio is calculated as long-term debt, less current portion, divided by shareholders’ equity.

(2)
The acid-test ratio is calculated as cash plus account receivables plus short-term securities, divided by current liabilities (excluding liabilities related to assets held for sale) .

Operating EBITDA
Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.
The following is a reconciliation of our net loss to Operating (loss) EBITDA for the three months ended June 30, 2017 and 2016:
	Three months Ended June 30,
OPERATING EBITDA	2017	2016
		(Re-presented(1))
	(In thousands)
Net loss(2)	$(4,371)	$(396)
Income tax expense (recovery)	(822)	2,049
Finance costs	1,902	4,566
Amortization, depreciation and depletion	1,726	1,727
Operating (loss) EBITDA	$(1,565)	$7,946

Notes:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, costs of sales and services have been re-presented for this period.

(2)
Includes net income attributable to non-controlling interests.

Credit Lines and Facilities
We established, utilized and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day merchant banking business. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.
As at June 30, 2017, we had credit facilities aggregating $146.8 million, as follows: (i) we had unsecured revolving credit facilities aggregating $70.2 million, from banks. The banks generally charge an interest rate at inter-bank rate plus an interest margin; (ii) we had revolving credit facilities aggregating $27.4 million, from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) we had a specially structured non-recourse factoring arrangement with a bank up to a credit limit of  $42.3 million, for our finance and supply chain activities. We factor certain of our trade receivable accounts upon invoicing, at inter-bank rate plus a margin; and (iv) we had foreign exchange credit facilities of  $6.9 million with banks.
All of these facilities are either renewable on a yearly basis or usable until further notice. Many of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our overall liquidity.
Letter to Shareholders
(iii)

Stakeholder Communications
Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:
•
all stakeholders are encouraged to read our entire management’s discussion and analysis for the three and six months ended June 30, 2017 as set forth herein and our unaudited financial statements for the three and six months ended June 30, 2017 for a greater understanding of our business and operations; and

•
any stakeholders who have questions regarding the information in this quarterly report may call our North American toll free line: 1 (844) 331 3343 to book a conference call with our management. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.

Moving Forward
We believe we have made progress towards repositioning our Company to create long-term value, having significantly reduced inventories, rationalized non-core businesses and reduced our cost structure. Our balance sheet continues to be impacted by trade receivables, which we are working diligently to recover. We look forward to updating stakeholders as we make further progress.
Respectfully Submitted,
Michael J. Smith
Chairman, President and Chief Executive officer
Letter to Shareholders
(iv)

Corporate information
BOARD OF DIRECTORS
Michael J. Smith
Chairman
Director since 1987
Indrajit Chatterjee
Director since 2005
Silke S. Stenger*
Director since 2013
Dr. Shuming Zhao*
Director since 2014
Gerardo Cortina
Director since 2014
Friedrich Hondl*
Director since 2015
Jochen P. Duemler*
Director since 2016
* Member of the Audit Committee
AUDITORS
PricewaterhouseCoopers LLP
Suite 700
250 Howe Street
Vancouver, BC V6C 3S7
Canada
Telephone: (1) 604 806 7000
www.pwc.com/ca
STOCK LISTING
New York Stock Exchange
11 Wall Street
New York, NY 10005
USA
Telephone: (1) 212 656 3000
Email: nyselistings@nyse.com
Trading symbol: MFCB
CORPORATE WEBSITE
www.mfcbancorpltd.com
TRANSFER AGENT
Computershare Limited
480 Washington Blvd
27th Floor
Jersey City, NJ 07310
USA
Telephone: (1) 888 478 2338
www.computershare.com
CORPORATE
MFC Bancorp Ltd.
88 Harcourt Street
Dublin 2
Ireland
Telephone: (1) 844 331 3343
Email: rrandall@bmgmt.com

Letter to Shareholders
(v)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Nature of Business
We are a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including manufacturing, natural resources and medical equipment and services.
As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.
Our business is divided into two operating segments: (i) Merchant Banking, which includes our marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities; and (ii) All Other, which encompasses our corporate and other investments and business interests primarily being its business activities in medical equipment, instruments, supplies and services.
Recent Developments
Plan of Arrangement
On July 14, 2017, Old MFC, the former parent of our group of companies, completed the Arrangement under the Business Corporations Act (British Columbia), pursuant to which, among other things, the following transactions were completed:
•
Share Consolidation/Split.   The Old MFC Shares were consolidated on a 100 for 1 basis, with any resulting fractional shares being eliminated and the registered holders of the same being paid therefor in cash based upon the weighted average price of the Old MFC Shares over the ten trading days immediately prior to the effective date of the Arrangement and, thereafter, such Old MFC Shares were split on a 1 for 20 basis;

•
Share Capital.   Old MFC’s stated shareholders’ capital was reduced by an amount equal to its retained deficit; and

•
Share Exchange.   Each Old MFC Share outstanding after the completion of the above consolidation and split was exchanged for: (i) one Common Share; and (ii) US$0.0001 per share in cash.

As a result of the completion of the Arrangement, Old MFC became our subsidiary. The Common Shares commenced trading on the New York Stock Exchange on July 14, 2017 under the symbol “MFCB”.
Reallocation of Resources to More Profitable Operations
In the first half of 2017, we continued to advance our plan, which commenced in 2016, to exit product lines and geographies with unsatisfactory margins in order to reallocate capital to higher return operations, including our merchant banking business. To this end, in 2017, we have, among other things:
•
rationalized our inventories, reducing them by 68% from $32.0 million at December 31, 2016 to $10.1 million at June 30, 2017;

•
deleveraged through reducing our short-term bank borrowings by 27% from $95.4 million at December 31, 2016 to $70.1 million at June 30, 2017;

•
reduced our total debt by 35% from $116.8 million at December 31, 2016 to $76.0 million at June 30, 2017;

•
completed the sale of a non-core commodities trading business; and

•
allocated resources for the expansion of our merchant banking business.

Discussion of Operations
The following discussion and analysis of our financial condition and results of operations for the six and three months ended June 30, 2017 and 2016 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.
General
We are a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. We do business in multiple geographies and specialize in a wide range of industrial products.
We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing activities are generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.
Prior Periods
On June 30, 2016 and September 30, 2016, we ceased to classify our interest as lessor under a mining sub-lease of the lands upon which an iron ore mine is situated and our remaining hydrocarbon properties, respectively, as assets held for sale as the criteria for assets classified as assets held for sale were no longer met. Accordingly, the results of operations of these disposal groups for the six and three months ended June 30, 2016 have been reclassified to continuing operations in our unaudited condensed consolidated financial statements for the six and three months ended June 30, 2017.
Business Environment
Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally, including the availability of capital, the availability of credit and the level of market and commodity price volatility. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking and trade finance as well as other capital sources such as hedge funds and private equity firms and other companies engaged in similar activities in Europe, Asia and globally.
Ongoing economic conditions and uncertainties continued to impact markets and cause significant volatility in commodity prices in 2016. During 2016 and into the first half of 2017, significant events in the global political landscape have introduced macroeconomic and political risks that are difficult to quantify and could have far-reaching implications for the global economy. These events increased the uncertainty surrounding the probable future direction of interest rates, inflation, foreign exchange rates, trade volumes and fiscal and monetary policy. As a result, the evolution of the global economy and regional economies is increasingly difficult to predict.
We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. Changes in currency rates affect our financial performance and position because our European subsidiaries’ assets, liabilities, revenues and operating costs are denominated in Euros. Accordingly, a weakening of the Canadian dollar against the Euro would have the effect of increasing the value of such assets, liabilities, revenues and operating costs when translated into Canadian dollars, our reporting currency. Conversely, a strengthening of the Canadian dollar against these currencies would have the effect of decreasing such values. In addition, we also have exposure to the Chinese yuan and the United States dollar.
As at June 30, 2017, the Canadian dollar had weakened by 4.4% against the Euro from the end of 2016. We recognized a net $4.5 million currency translation adjustment loss accumulated under other comprehensive income within equity in the six months ended June 30, 2017, compared to $20.3 million in the comparative period of 2016.
Results of Operations
Summary of Quarterly Results
The following tables provide selected unaudited financial information for the most recent eight quarters:
	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
	(In thousands, except per share amounts)
Gross revenues	$67,801	$110,625	$186,719	$257,421
Net loss(1)	(4,654)	(2,095)	(16,696)(2)	(7,968)
Loss, per share
Basic	(0.07)	(0.03)	(0.26)	(0.13)
Diluted	(0.07)	(0.03)	(0.26)	(0.13)

Notes:
(1)
Attributable to our shareholders.

(2)
Includes a net non-cash reversal of  $8.6 million in connection with prior impairments on our hydrocarbon properties.

	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
	(In thousands, except per share amounts)
Gross revenues	$329,935	$357,582	$414,598	$417,024
Net loss from continuing operations(1)	(636)	(61)	(48,446)(2)	(208,119)(3)
Loss from continuing operations, per share
Basic	(0.01)	—	(0.77)(2)	(3.30)(3)
Diluted	(0.01)	—	(0.77)(2)	(3.30)(3)
Net loss (1)	(636)	(61)	(111,807)(2)	(392,208)(3)(4)
Loss, per share
Basic	(0.01)	—	(1.77)(2)	(6.21)(3)(4)
Diluted	(0.01)	—	(1.77)(2)	(6.21)(3)(4)

Notes:
(1)
Attributable to our shareholders.

(2)
Includes losses of  $51.4 million related to a customer that filed for insolvency in February 2016, $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014, which have since been terminated, and the reversal of non-cash impairment losses of  $30.0 million and recognition of a deferred tax liability of  $7.8 million in connection with our mining interest.

(3)
Includes non-cash impairments of  $265.9 million, consisting of  $47.7 million and $218.2 million on our hydrocarbon properties and mining interest, respectively, before an income tax recovery of  $54.3 million recognized on our mining interest.

(4)
Includes a non-cash impairment of interests in resource properties of  $123.3 million before a reduction of deferred tax assets of $50.9 million.

Three Months Ended June 30, 2017 Compared to Three Months Ended June 30, 2016
The following table sets forth our selected operating results and other financial information for each of the periods indicated:
	Three Months Ended June 30,
	2017	2016
		(Re-presented(1))
	(In thousands, except per share amounts)
Gross revenues	$67,801	$329,935
Costs and expenses	72,994	328,282
Costs of sales and services	60,660	303,126
Selling, general and administrative expenses	13,458	22,153
Finance costs	1,902	4,566
Exchange differences on foreign currency transactions, net gain	(3,026)	(1,563)
Net loss(2)	(4,654)	(636)
Loss per share:
Basic	(0.07)	(0.01)
Diluted	(0.07)	(0.01)

Notes:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, revenues and costs and expenses have been re-presented for this period.

(2)
Attributable to our shareholders.

The following is a breakdown of our gross revenues by segment for each of the periods indicated:
	Three Months Ended June 30,
	2017	2016
		(Re-presented(1))
	(In thousands)
Gross Revenues: Merchant banking	$62,693	$319,194
All other	5,108	10,741
	$67,801	$329,935

Note:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, revenues have been re-presented for this period.

In the second quarter of 2017, 79% of our revenues were from Europe, 12% were from the Americas and 9% were from Asia and other regions.
In the second quarter of 2017, our proportionate revenues by product were: (i) 63% from metals; (ii) 4% from steel products; (iii) 26% from minerals, chemicals and alloys; and (iv) 7% from other.
Based upon the average exchange rates for the second quarter of 2017, the Canadian dollar weakened by approximately 1.6% in value against the Euro compared to the same quarter of 2016. As a substantial portion of our revenues are generated in Euros, the weakening of the Canadian dollar against the Euro positively impacted our revenues in the second quarter of 2017.
Revenues for the second quarter of 2017 decreased to $67.8 million from $329.9 million in the same quarter of 2016 primarily as a result of the sale of non-core subsidiaries in the fourth quarter of 2016 and first quarter of 2017, the reduction of inventories and our decision to exit certain product lines and geographies during the period.
Revenues for our merchant banking business for the second quarter of 2017 decreased to $62.7 million from $319.2 million in the same quarter of 2016 primarily as a result of the sale of non-core subsidiaries in the fourth quarter of 2016 and first quarter of 2017, the reduction of inventories and our decision to exit certain product lines and geographies during the period.
Revenues for our all other segment decreased to $5.1 million in the second quarter of 2017 from $10.7 million in the same quarter of 2016.
Costs of sales and services decreased to $60.7 million during the second quarter of 2017 from $303.1 million for the same quarter in 2016 primarily as a result of the sale of non-core subsidiaries in the fourth quarter of 2016 and first quarter of 2017, the reduction of inventories and our decision to exit certain product lines and geographies in the second quarter of 2017. The following is a breakdown of our costs of sales and services for each of the periods indicated:
	Three Months Ended June 30,
	2017	2016
		(Re-presented(1))
	(In thousands)
Merchant banking products and services	$56,638	$296,017
Credit losses on loans and receivables	2,534	599
Market value decrease on commodity inventories	223	1,736
Loss on derivative contracts, net	915	846
Gain on sale of a subsidiary	(76)	—
Loss on a former subsidiary	619	—
Other	(193)	3,928
Total costs of sales and services	$60,660	$303,126

Note:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, costs of sales and services have been re-presented for this period.

Selling, general and administrative expenses decreased to $13.5 million in the second quarter of 2017 from $22.2 million in the same quarter of 2016 primarily as a result of the closure of certain offices and staff reductions.

In the second quarter of 2017, finance costs decreased to $1.9 million from $4.6 million in the same quarter of 2016 primarily as a result of a decrease in bank indebtedness.
In the second quarter of 2017, we recognized a net foreign currency transaction gain of  $3.0 million, compared to $1.6 million in the same quarter of 2016, in the consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items and the disposition of subsidiaries with positive accumulated other comprehensive income due to foreign exchange or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements. During the three months ended June 30, 2017, we recognized approximately $7.8 million of foreign currency transaction loss, including loss resulting from the conclusion of certain intercompany transactions and restructuring, including the repayment of intercompany loans. This loss was more than offset by the reclassification of cumulative translation adjustment of  $10.8 million from accumulated other comprehensive income under equity to profit or loss, which stemmed from a disposition of an immaterial subsidiary during the period. This net gain did not materially impact our shareholders’ equity as at June 30, 2017.
We recognized an income tax recovery (other than resource property revenue taxes) of  $1.0 million in the second quarter of 2017, compared to an income tax expense of  $1.4 million in the same period of 2016. Our income tax paid in cash, excluding resource property revenue taxes, during the second quarter of 2017 was $1.1 million, compared to $0.7 million in the same quarter of 2016. We also recognized resource property revenue taxes of  $0.2 million in the second quarter of 2017, compared to $0.7 in the same period of 2016. Overall, we recognized an income tax recovery of  $0.8 million (income tax recovery of  $1.0 million and resource property revenue taxes of  $0.2 million) in the second quarter of 2017, compared to an income tax expense of  $2.0 million in the same period of 2016.
In the second quarter of 2017, our net loss attributable to shareholders was $4.7 million, or $0.07 per share on a basic and diluted basis, compared to $0.6 million, or $0.01 per share on a basic and diluted basis, in the same quarter of 2016.
For the second quarter of 2017, our Operating EBITDA decreased to a loss of  $1.6 million from Operating EBITDA of  $7.9 million in the same quarter of 2016.
The following is a reconciliation of our net loss to Operating EBITDA for each of the periods indicated.
	Three Months Ended June 30,
	2017	2016
	(In thousands)
Operating EBITDA
Net loss(1)	$(4,371)	$(396)
Income tax (recovery) expense(2)	(822)	2,049
Finance costs	1,902	4,566
Amortization, depreciation and depletion	1,726	1,727
Operating (loss) EBITDA	$(1,565)	$7,946

Notes:
(1)
Including non-controlling interests.

(2)
The income tax paid in cash, excluding resource property revenue taxes, during the second quarter of 2017 was $1.1 million, compared to $0.7 million in the same quarter of 2016.

Please see “Non-IFRS Financial Measures” for additional information.

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016
The following table sets forth our selected operating results and other financial information for each of the periods indicated:
	Six Months Ended June 30,
	2017	2016
		(Re-presented(1))
	(In thousands, except per share amounts)
Gross revenues	$178,426	$687,517
Costs and expenses	183,747	684,041
Costs of sales and services	152,325	636,428
Selling, general and administrative expenses	27,944	42,708
Finance costs	5,529	10,068
Exchange differences on foreign currency transactions, net gain	(2,051)	(5,163)
Net loss(2)	(6,749)	(697)
Loss per share:
Basic	(0.11)	(0.01)
Diluted	(0.11)	(0.01)

Notes:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, revenues, costs and expenses and income taxes have been re-presented for this period.

(2)
Attributable to our shareholders.

The following is a breakdown of our gross revenues by segment for each of the periods indicated:
	Six Months Ended June 30,
	2017	2016
		(Re-presented(1))
	(In thousands)
Gross Revenues: Merchant banking	$163,350	$667,477
All other	15,076	20,040
	$178,426	$687,517

Note:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, revenues have been re-presented for this period.

In the first half of 2017, 76% of our revenues were from Europe, 15% were from the Americas and 9% were from Asia and other regions. In the first half of 2017, our proportionate revenues by product were: (i) 49% from metals; (ii) 15% from steel products; (iii) 31% from minerals, chemicals and alloys; and (iv) 5% from other.
Based upon the average exchange rates for the six months ended June 30, 2017, the Canadian dollar strengthened by approximately 2.8% in value against the Euro compared to the same period of 2016. As a substantial portion of our revenues are generated in Euros, the strengthening of the Canadian dollar against the Euro negatively impacted our revenues in the first half of 2017.
Revenues for the first half of 2017 decreased to $178.4 million from $687.5 million in the same period of 2016 primarily as a result of the sale of non-core subsidiaries, the reduction of inventories, our decision to exit certain product lines and geographies and, to a lesser extent, the strengthening of the Canadian dollar during the period.
Revenues for our merchant banking business for the first half of 2017 decreased to $163.4 million from $667.5 million in the same period of 2016 primarily as a result of the sale of non-core subsidiaries, our decision to exit certain product lines and geographies and, to a lesser extent, the strengthening of the Canadian dollar during the period.
Revenues for our all other segment were $15.1 million in the first half of 2017, compared to $20.0 million in the same period of 2016.

Costs of sales and services decreased to $152.3 million during the first half of 2017 from $636.4 million for the same period in 2016 primarily as a result of the sale of non-core subsidiaries and our decision to exit certain product lines and geographies and, to a lesser extent, the strengthening of the Canadian dollar against the Euro in the first half of 2017. The following is a breakdown of our costs of sales and services for each of the periods indicated:
	Six Months Ended June 30,
	2017	2016
		(Re-presented(1))
	(In thousands)
Merchant banking products and services	$145,734	$626,385
Credit losses on loans and receivables	3,776	983
Market value (increase) decrease on commodity inventories	(646)	775
(Gain) loss on derivative contracts, net	(756)	594
Gain on sale of subsidiaries	(133)	—
Loss on a former subsidiary	619	—
Other	3,731	7,691
Total costs of sales and services	$152,325	$636,428

Notes:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, costs of sales and services have been re-presented for this period.

Selling, general and administrative expenses decreased to $27.9 million in the first half of 2017 from $42.7 million in the same period of 2016 primarily as a result of the closure of certain offices and staff reductions.
In the first half of 2017, finance costs decreased to $5.5 million from $10.1 million in the same period of 2016 primarily as a result of a decrease in bank indebtedness.
In the first half of 2017, we recognized a net foreign currency transaction gain of  $2.1 million, compared to $5.2 million in the same period of 2016, in the consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items and the disposition of subsidiaries with positive accumulated other comprehensive income due to foreign exchange or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements. During the six months ended June 30, 2017, we recognized approximately $9.0 million of foreign currency transaction loss, including loss resulting from the conclusion of certain intercompany transactions and restructuring, including the repayment of intercompany loans. This loss was more than offset by the reclassification of cumulative translation adjustment of  $11.0 million from accumulated other comprehensive income under equity to profit or loss, which stemmed from a disposition of an immaterial subsidiary during the period. This net gain did not materially impact our shareholders’ equity as at June 30, 2017.
We recognized an income tax expense (other than resource property revenue taxes) of  $0.5 million in the first half of 2017, compared to $2.9 million in the same period of 2016. Our income tax paid in cash, excluding resource property revenue taxes, during the first half of 2017 was $1.6 million, compared to $2.1 million in the same period of 2016. We also recognized resource property revenue taxes of  $0.3 million in the first half of 2017, compared to $0.7 in the same period of 2016. Overall, we recognized an income tax expense of  $0.8 million (income tax expense of  $0.5 million and resource property revenue taxes of  $0.3 million) in the first half of 2017, compared to $3.6 million in the same period of 2016.
In the first half of 2017, our net loss attributable to shareholders was $6.7 million, or $0.11 per share on a basic and diluted basis, compared to $0.7 million, or $0.01 per share on a basic and diluted basis, in the same period of 2016.
For the first half of 2017, our Operating EBITDA decreased to $4.2 million from $17.3 million in the same period of 2016.

The following is a reconciliation of our net loss to Operating EBITDA for each of the periods indicated.
	Six Months Ended June 30,
	2017	2016
	(In thousands)
Operating EBITDA
Net loss(1)	$(6,110)	$(126)
Income tax expense(2)	789	3,602
Finance costs	5,529	10,068
Amortization, depreciation and depletion	3,946	3,786
Operating EBITDA	$4,154	$17,330

Notes:
(1)
Including non-controlling interests.

(2)
The income tax paid in cash, excluding resource property revenue taxes, during the first half of 2017 was $1.6 million, compared to $2.1 million in the same period of 2016.

Please see “Non-IFRS Financial Measures” for additional information.
Liquidity and Capital Resources
General
We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders’ equity. Net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt, less current portion divided by shareholders’ equity. The computations are based on continuing operations.
The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:
	June 30, 2017	December 31, 2016
	(In thousands, except ratio amounts)
Total long-term debt	$76,029	$116,813
Less: cash and cash equivalents	(54,535)	(120,676)
Net debt	21,494	Not applicable
Shareholders’ equity	315,330	327,520
Net debt-to-equity ratio	0.07	Not applicable
There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at June 30, 2017 and December 31, 2016. Our net debt-to-equity was 0.07 as at June 30, 2017. Our net debt-to-equity ratio as at December 31, 2016 was not applicable as we had a net cash and cash equivalents balance.
The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:
	June 30, 2017	December 31, 2016
	(In thousands, except ratio amounts)
Long-term debt, less current portion	$58,645	$80,564
Shareholders’ equity	315,330	327,520
Long-term debt-to-equity ratio	0.19	0.25
During the six months ended June 30, 2017, our strategy, which remained unchanged from prior periods, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels. Our long-term debt-to-equity ratio was 0.19 as at June 30, 2017 and was 0.25 as at December 31, 2016.

Cash Flows
Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long-term debt below.
Our business can be cyclical and our cash flows can vary accordingly. Our principal operating cash expenditures are for our working capital, proprietary investments and general and administrative expenses.
Working capital levels fluctuate throughout the year and are affected by the level of our merchant banking operations, the markets and prices for commodities, the timing of collection of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have sufficient cash on hand and facilities amounts and cash flows from operations to meet our working capital and other requirements.
The following table presents a summary of cash flows for each of the periods indicated:
	Six Months ended June 30,
	2017	2016
		(Re-presented(1))
	(In thousands)
Cash flows (used in) provided by operating activities	$(19,709)	$75,214
Cash flows used in investing activities	(170)	(26,765)
Cash flows used in financing activities	(43,854)	(20,594)
Exchange rate effect on cash and cash equivalents	(2,408)	(12,989)
(Decrease) increase in cash and cash equivalents	(66,141)	14,866

Note:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, cash flows from operating, investing and financing activities have been re-presented for this period.

Cash Flows from Operating Activities
Operating activities used cash of  $19.7 million in the six months ended June 30, 2017, compared to providing cash of  $75.2 million in the same period of 2016. In the first half of 2017, a decrease in short-term bank borrowings used cash of  $34.9 million, compared to an increase in short-term bank borrowings providing cash of  $129.1 million in the same period of 2016. A decrease in receivables provided cash of  $4.4 million in the first half of 2017, compared to an increase in receivables using cash of  $88.1 million in the same period of 2016. A decrease in assets held for sale primarily relating to the sale of our non-core Latin America-focused commodities business provided cash of  $12.6 million in the six months ended June 30, 2017. A decrease in inventories provided cash of  $17.5 million in the six months ended June 30, 2017, compared to $81.6 million in the same period of 2016. A decrease in account payables and accrued expenses used cash of  $12.7 million in the first half of 2017, compared to $54.6 million in the same period of 2016.
Cash Flows from Investing Activities
Investing activities used cash of  $0.2 million in the six months ended June 30, 2017, compared to $26.8 million in the same period of 2016. Our acquisition of a western European bank, net of cash and cash equivalents acquired, used cash of  $23.9 million in the six months ended June 30, 2016. In the first half of 2017, our disposition of a subsidiary used cash of  $0.1 million, compared to $nil in the same period of 2016. In the first half of 2017, net purchases of property, plant and equipment used cash of  $0.7 million, compared to $1.6 million in the same period of 2016.
Cash Flows from Financing Activities
Cash used by financing activities was $43.9 million in the first half of 2017, compared to $20.6 million in the same period of 2016. A net decrease in debt used cash of  $42.3 million in the six months ended June 30, 2017, compared to $20.6 million in the same period of 2016.

Financial Position
The following table sets out our selected financial information as at the dates indicated:
	June 30, 2017	December 31, 2016
	(In thousands)
Cash and cash equivalents	$54,535	$120,676
Short-term cash deposits	190	182
Short-term securities	5,129	5,018
Securities – derivatives (current)	2,179	1,240
Trade receivables	132,383	135,962
Tax receivables	11,820	11,743
Other receivables	33,253	35,251
Inventories	10,083	31,954
Real estate held for sale (current)	1,114	1,066
Deposits, prepaid and other	12,137	12,195
Assets held for sale	—	45,667
Total assets	516,070	650,338
Working capital	147,763	186,278
Short-term bank borrowings	70,089	95,416
Debt, current portion	17,384	36,249
Account payables and accrued expenses	24,546	45,114
Financial liabilities – derivatives (current and long-term)	2,677	6,454
Income tax liabilities	563	2,486
Liabilities relating to assets held for sale	—	29,897
Long-term debt, less current portion	58,645	80,564
Decommissioning obligations	13,520	13,219
Shareholders’ equity	315,330	327,520
We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g., by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.
As at June 30, 2017, cash and cash equivalents decreased to $54.5 million from $120.7 million as at December 31, 2016 primarily as a result of repayments of short-term bank borrowings and debt.
Trade receivables and other receivables were $132.4 million and $33.3 million, respectively, as at June 30, 2017, compared to $136.0 million and $35.3 million, respectively, as at December 31, 2016. The decrease in trade receivables and other receivables was primarily as a result of collections, partially offset by the impact of the stronger Euro against the Canadian dollar on our Euro denominated trade receivables. Credit risk from trade receivables is substantially mitigated through credit insurance, bank guarantees, letters of credit and other risk mitigation measures.
As previously reported, in the fourth quarter of 2015, one of our customers in the wood products market experienced financial difficulties and, in February 2016, filed for insolvency. We had net trade receivables of $101.8 million due from this former customer group as at June 30, 2017, compared to $100.0 million as at December 31, 2016. The increase was primarily due to the strengthening of the Euro against the Canadian dollar. The carrying amount of such receivables is based on our management’s review of various factors and is most sensitive to the assumptions regarding the likelihood of recovering amounts based on the various sources of collateral, with the timing of the resolution of the uncertainty related to the recoverability of these receivables being dependent on the legal processes being followed to recover such amounts.
Inventories decreased to $10.1 million as at June 30, 2017, from $32.0 million as at December 31, 2016 primarily as a result of our decision to rationalize certain product lines and geographies. $6.5 million of our inventories were contracted at fixed prices or hedged as at June 30, 2017.

Deposits, prepaid and other assets were $12.1 million as at June 30, 2017, compared to $12.2 million as at December 31, 2016.
Tax receivables, consisting primarily of refundable value-added taxes, were $11.8 million as at June 30, 2017 and $11.7 million as at December 31, 2016.
We had short-term securities of  $5.1 million as at June 30, 2017 and $5.0 million as at December 31, 2016.
Our assets held for sale decreased to $nil as at June 30, 2017 from $45.7 million as at December 31, 2016 and our liabilities related to assets held for sale decreased to $nil as at June 30, 2017 from $29.9 million as at December 31, 2016. The decrease was the result of the completion of the sale of a former subsidiary in the first quarter of 2017.
We had short-term financial assets relating to hedging derivatives of  $2.2 million as at June 30, 2017, compared to $1.2 million as at December 31, 2016. We had current liabilities relating to hedging derivatives of  $2.5 million as at June 30, 2017, compared to $5.5 million as at December 31, 2016. We had long-term liabilities relating to hedging derivatives of  $0.2 million as at June 30, 2017, compared to $0.9 million as at December 31, 2016.
Account payables and accrued expenses were $24.5 million as at June 30, 2017, compared to $45.1 million as at December 31, 2016. The decrease was primarily due to repayments and write-offs of payables (primarily including unclaimed shares under prior corporate reorganizations in accordance with their terms).
Our short-term bank borrowings decreased to $70.1 million as at June 30, 2017, from $95.4 million as at December 31, 2016. The decrease was primarily due to repayments. Total long-term debt decreased to $76.0 million as at June 30, 2017 from $116.8 million as at December 31, 2016 primarily due to repayments.
As at June 30, 2017, we had decommissioning obligations of  $13.5 million relating to our existing hydrocarbon properties, compared to $13.2 million as at December 31, 2016.
Short-Term Bank Loans and Facilities
As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day structured solutions and merchant banking business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.
As at June 30, 2017, we had credit facilities aggregating $146.8 million comprised of: (i) unsecured revolving credit facilities aggregating $70.2 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $27.4 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of  $42.3 million for our merchant banking activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; and (iv) foreign exchange credit facilities of  $6.9 million with banks. All of these facilities are either renewable on a yearly basis or usable until further notice. A substantial portion of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
In the six months ended June 30, 2017, we reduced and eliminated certain customer- and subsidiary-specific credit facilities with which we no longer commercially transact as well as certain foreign exchange credit facilities which were underutilized. We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our corporate vision or our liquidity.

Long-Term Debt
Other than lines of credit drawn and as may be outstanding for trade financing and structured solutions activities, as at June 30, 2017, the maturities of long-term debt were as follows:
Maturity	Principal	Interest	Total
	(In thousands)
12 months	$17,384	$2,602	$19,986
12 – 24 months	21,976	1,859	23,835
24 – 36 months	11,614	1,239	12,853
36 – 48 months	13,836	667	14,503
48 – 60 months	3,461	320	3,781
Thereafter	7,758	335	8,093
	$76,029	$7,022	$83,051

We expect our maturing debt to be satisfied primarily through the settlement of underlying merchant banking transactions, cash on hand and cash flows from operations. Much of our maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with new facilities depending upon particular capital requirements.
Future Liquidity
We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.
Foreign Currency
Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.
Our presentation currency is the Canadian dollar. We translate subsidiaries’ assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenues is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the Chinese yuan and the United States dollar.
In the six months ended June 30, 2017, we reported a net $4.5 million currency translation adjustment loss under other comprehensive loss within equity. This compared to a net $20.3 million currency translation adjustment loss in the same period of 2016. This currency translation adjustment does not affect our profit and loss statement until the disposal of a foreign operation.
Contractual Obligations
The following table sets out our contractual obligations and commitments as at December 31, 2016 in connection with our long-term liabilities.
	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Long-term debt obligations, including interest	$40,383	$52,204	$25,766	$9,213	$127,566
Operating lease obligations	1,079	948	79	—	2,106
Purchase obligations	13,747	—	—	—	13,747
Other long-term liabilities	1,911	619	258	93	2,881
Total	$57,120	$53,771	$26,103	$9,306	$146,300

Notes:
(1)
Undiscounted.

(2)
This table does not include non-financial instrument liabilities, guarantees and liabilities relating to assets held for sale.

There have been no significant changes to the foregoing, other than to our long-term debt obligations, since December 31, 2016. Please refer to “Liquidity and Capital Resources – Long-Term Debt” for the maturities of our long-term debt, as at June 30, 2017.
Risk Management
Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.
Inflation
We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.
Application of Critical Accounting Policies
The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 1 to our audited consolidated financial statements for the year ended December 31, 2016 for a discussion of the significant accounting policies.
The following accounting policies are the most important to our ongoing financial condition and results of operations:
Allowance for Credit Losses
We apply credit risk assessment and valuation methods to our trade and other receivables. Credit losses arise primarily from receivables but may also relate to other credit instruments issued by or on our behalf, such as guarantees and letters of credit. An allowance for credit losses is increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
Provisions are established on an individual receivable basis as well as on gross customer exposures. A country risk provision may be made based on exposures in less developed countries and on our management’s overall assessment of the underlying economic conditions in those countries.
Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management’s best estimate of the losses in our receivables and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include our legal rights and obligations under all the contracts and the expected future cash flows from the receivables and their collateral, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the receivables. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.
In addition, we also provide credit losses for our credit exposures arising from guarantees we issued. The loss assessment process, as well as the exercise of judgment and estimation uncertainty, is similar to the preceding paragraph.
Classification of Assets Held for Sale
We apply judgment to determine whether an asset (disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year or the extension period in certain circumstances, our management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.
Non-Cash Impairment of Non-Financial Assets
We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:
External sources of information
(a)
during the period, the asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)
significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

(c)
market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

(d)
the carrying amount of the net assets of the entity is more than its market capitalization;

Internal sources of information
(e)
evidence is available of obsolescence or physical damage of an asset;

(f)
significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date and reassessing the useful life of an asset as finite rather than indefinite; and

(g)
evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Income Taxes
Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.
Our tax filings are also subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.
We currently have deferred income tax assets, which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred income tax assets are based upon various judgments, assumptions and estimates. We assess the realization of these deferred income tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. We determine whether it is probable that all or a portion of the deferred income tax assets will be realized, based on currently available information, including, but not limited to, the following:
•
the history of the tax loss carry-forwards and their expiry dates;

•
future reversals of temporary differences;

•
our projected earnings; and

•
tax planning opportunities.

On the reporting date, we also reassess unrecognized deferred income tax assets. We recognize a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.
We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management’s assessment of exposures. We do not recognize the full deferred income tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.
New Standards and Interpretations Adopted and Not Yet Adopted
IFRS 9, Financial Instruments, referred to as “IFRS 9”, issued in July 2014 is the IASB’s replacement for IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018. Management expects to complete the assessment of the impacts of IFRS 9 before the end of the third quarter of 2017.
IFRS 15, Revenue from Contracts with Customers, referred to as “IFRS 15”, specifies how and when an entity will recognize revenue and requires such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based five-step model to be applied to all contracts with customers. IFRS 15 applies to annual periods beginning on or after January 1, 2018. Management expects to complete the assessment of the impacts of IFRS 15 on our consolidated financial statements before the end of the third quarter of 2017.
In December 2016, the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration, referred to as “IFRIC 22”. The interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. The consensus of IFRIC 22 comprises: (i) the date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability; and (ii) if there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. The interpretation is effective for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted. Our management does not expect that the application of IFRIC 22 will have a significant impact on our consolidated financial statements.
IFRS 16, Leases, referred to as “IFRS 16”, issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees under a single model that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations, and is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15 has also been applied. Management will adopt IFRS 16 in 2019 and is currently assessing the impacts of IFRS 16 on our consolidated financial statements.
Transactions with Related Parties
Other than as disclosed herein, to the best of our knowledge, since January 1, 2017, there have been no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company;

(b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. Our affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Treasurer, Chief Operating Officer and their close family members. These related party transactions are conducted in arm’s-length transactions at normal market prices and on normal commercial terms.
In the first half of 2017, in connection with our previously announced strategy to re-allocate capital and resources and exit certain products and geographies, we sold the shares of a non-core Latin America focused commodities trading subsidiary to a company controlled by our former President. Under the transaction, we received total consideration approximately equal to net asset value, including 450,000 Old MFC Shares (90,000 Common Shares on a post-Arrangement basis) at US$1.84 per share (US$9.20 per Common Share on a post-Arrangement basis) and the release of any further obligations to issue shares in connection with a prior share purchase agreement between the parties.
Financial and Other Instruments
We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.
We use derivative instruments to manage certain exposures to commodity price and currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivatives are often very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.
Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize is not effective, we may incur losses.
Please refer to Note 29 of our consolidated financial statements for the year ended December 31, 2016 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2016.
Outstanding Share Data
Our share capital consists of 300,000,000 Common Shares. Our Common Shares are listed on the NYSE under the symbol “MFCB”. As of August 14, 2017, we had 12,524,241 Common Shares, 40,000 stock options and no share purchase warrants issued and outstanding.
Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of Disclosure in Issuers, referred to as “NI 52-109”, as at June 30, 2017.

This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
Changes in Internal Control over Financial Reporting
We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS, as required by NI 52-109.
Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of Old MFC’s internal control over financial reporting as of December 31, 2016. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).
There were no changes in our internal control over financial reporting that occurred during the six months ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Inherent Limitations on Effectiveness of Controls
Internal control over financial reporting has inherent limitations and is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
Legal Proceedings
We are subject to routine litigation incidental to our business and are named from time to time as a defendant and are plaintiffs from time to time in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including a currently ongoing audit by the Canadian taxation authority of our domestic and international transactions covering the years ended December 31, 2006 to April 19, 2013 and litigation relating to the insolvency filing of our former customer in February 2016. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are incorrect or if we are unable to resolve any of these matters favorably, there may be a material adverse impact on our financial performance, cash flows or results of operations.
Risk Factors
Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “anticipate”, “could”, “project”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this “forward-looking” character.
There are a number of important factors, many of which are beyond our control, that could harm our business, operating or financial condition or that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, the following:
 –
our financial results may fluctuate substantially from period to period;

 –
a weakening of the global economy, including capital and credit markets, could adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources;

 –
our earnings and, therefore, our profitability may be affected by price volatility in our various products;

 –
the merchant banking business is highly competitive;

 –
if the fair values of our long-lived assets fall below our carrying values, we would be required to record non-cash impairment losses that could have a material impact on our results of operations;

 –
we may face a lack of suitable acquisition, merger or other proprietary investment candidates, which may limit our growth;

 –
strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business;

 –
our merchant banking activities are subject to counterparty risks associated with the performance of obligations by our counterparties;

 –
larger and more frequent capital commitments in our merchant banking business increase the potential for significant losses;

 –
we are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow;

 –
our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition;

 –
derivative transactions may expose us to unexpected risk and potential losses;

 –
the operations of our banking subsidiary are subject to regulation and risks faced by other financial institutions, which could adversely affect our business and operations;

 –
any failure to remain in compliance with sanctions, anti-money laundering laws or other applicable regulations in the jurisdictions in which we operate could harm our reputation and/or cause us to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on our business, financial condition and results of operations;

 –
fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition;

 –
some of our operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations;

 –
there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders;

 –
limitations on our access to capital could impair our liquidity and our ability to conduct our businesses;

 –
our existing and future financing arrangements that contain operating and financial restrictions may restrict our business and financing activities;

 –
we may substantially increase our debt in the future;

 –
as a result of our global operations, we are exposed to political, economic, environmental, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow;

 –
we are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation;

 –
we rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business;

 –
we may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business and the failure to operate our business effectively could have a material adverse effect on our profitability, financial condition and results of operations;

 –
we conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities;

 –
the operation of the iron ore mine underlying our royalty interest was closed in 2014. Its operation is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator’s failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition;

 –
our hydrocarbon and related operations are subject to inherent risks and hazards;

 –
future environmental and reclamation obligations respecting our resource properties and interests may be material;

 –
tax audits or disputes, or changes in the tax laws applicable to us, could materially increase our tax payments;

 –
employee misconduct could harm us and is difficult to detect and deter;

 –
we may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters;

 –
failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business;

 –
investors’ interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities; and

 –
certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

Additional Information
We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Bancorp Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2017.
NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
The preparation of the accompanying interim condensed consolidated statements of financial position of MFC Bancorp Ltd. as at June 30, 2017 and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for the three and nine months then ended is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Bancorp Ltd.
The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(Canadian Dollars in Thousands)
	June 30, 2017	December 31, 2016
ASSETS
Current Assets
Cash and cash equivalents	$54,535	$120,676
Short-term cash deposits	190	182
Securities	5,129	5,018
Securities – derivatives	2,179	1,240
Trade receivables	132,383	135,962
Tax receivables	11,820	11,743
Other receivables	33,253	35,251
Inventories	10,083	31,954
Real estate held for sale	1,114	1,066
Deposits, prepaid and other	12,137	12,195
Assets held for sale	—	45,667
Total current assets	262,823	400,954
Non-current Assets
Securities	440	561
Real estate held for sale	13,584	13,035
Investment property	37,222	35,663
Property, plant and equipment	100,346	99,443
Interests in resource properties	78,085	79,147
Deferred income tax assets	18,964	16,647
Other	3,996	4,072
Other, restricted	610	816
Total non-current assets	253,247	249,384
	$516,070	$650,338
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$70,089	$95,416
Debt, current portion	17,384	36,249
Account payables and accrued expenses	24,546	45,114
Financial liabilities - derivatives	2,478	5,514
Income tax liabilities	563	2,486
Liabilities relating to assets held for sale	—	29,897
Total current liabilities	115,060	214,676
Long-term Liabilities
Debt, less current portion	58,645	80,564
Financial liabilities – derivatives	199	940
Accrued pension obligations, net	3,013	3,259
Decommissioning obligations	13,520	13,219
Deferred income tax liabilities	8,591	7,353
Other	848	897
Total long-term liabilities	84,816	106,232
Total liabilities	199,876	320,908
Equity
Capital stock, fully paid	417,060	419,916
Treasury stock	(61,085)	(61,085)
Contributed surplus	13,790	15,417
Deficit	(92,504)	(88,920)
Accumulated other comprehensive income	38,069	42,192
Shareholders’ equity	315,330	327,520
Non-controlling interests	864	1,910
Total equity	316,194	329,430
	$516,070	$650,338

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2017 and 2016
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)
	2017	2016
		(Re-presented)
Gross revenues	$178,426	$687,517
Costs and expenses:
Costs of sales and services	152,325	636,428
Selling, general and administrative	27,944	42,708
Finance costs	5,529	10,068
Exchange differences on foreign currency transactions, net gain	(2,051)	(5,163)
	183,747	684,041
(Loss) income before income taxes	(5,321)	3,476
Income tax expense:
Income taxes	(464)	(2,906)
Resource property revenue taxes	(325)	(696)
	(789)	(3,602)
Net loss for the period	(6,110)	(126)
Net income attributable to non-controlling interests	(639)	(571)
Net loss attributable to owners of the parent company	$(6,749)	$(697)
Loss per share
Basic	$(0.11)	$(0.01)
Diluted	(0.11)	(0.01)
Weighted average number of common shares outstanding
– basic	62,766,858	63,142,272
– diluted	62,766,858	63,142,272
The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended June 30, 2017 and 2016
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)
	2017	2016
		(Re-presented)
Gross revenues	$67,801	$329,935
Costs and expenses:
Costs of sales and services	60,660	303,126
Selling, general and administrative	13,458	22,153
Finance costs	1,902	4,566
Exchange differences on foreign currency transactions, net gain	(3,026)	(1,563)
	72,994	328,282
(Loss) income before income taxes	(5,193)	1,653
Income tax recovery (expense):
Income taxes	985	(1,353)
Resource property revenue taxes	(163)	(696)
	822	(2,049)
Net loss for the period	(4,371)	(396)
Net income attributable to non-controlling interests	(283)	(240)
Net loss attributable to owners of the parent company	$(4,654)	$(636)
Loss per share
Basic	$(0.07)	$(0.01)
Diluted	(0.07)	(0.01)
Weighted average number of common shares outstanding
– basic	62,692,272	63,142,272
– diluted	62,692,272	63,142,272
The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Six Months Ended June 30, 2017 and 2016
(Unaudited)
(Canadian Dollars in Thousands)
	2017	2016
		(Re-presented)
Net loss for the period	$(6,110)	$(126)
Other comprehensive loss, net of income taxes:
Exchange differences arising from translating financial statements of foreign operations	6,502	(20,336)
Reclassification adjustment for exchange differences to statements of operations for subsidiaries deconsolidated	(11,028)	—
Net exchange differences	(4,526)	(20,336)
Fair value gain (loss) on available-for-sale securities, net	101	(67)
Remeasurement of net defined benefit liabilities	218	22
	(4,207)	(20,381)
Total comprehensive loss for the period	(10,317)	(20,507)
Comprehensive income attributable to non-controlling interests	(555)	(356)
Comprehensive loss attributable to owners of the parent company	$(10,872)	$(20,863)
Other comprehensive loss, net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$218	$22
will be reclassified subsequently to profit or loss when specific conditions are met	(4,425)	(20,403)
	$(4,207)	$(20,381)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Three Months Ended June 30, 2017 and 2016
(Unaudited)
(Canadian Dollars in Thousands)
	2017	2016
		(Re-presented)
Net loss for the period	$(4,371)	$(396)
Other comprehensive income, net of income taxes:
Exchange differences arising from translating financial statements of foreign operations	10,769	849
Reclassification adjustment for exchange differences to statements of operations for subsidiaries deconsolidated	(10,832)	—
Net exchange differences	(63)	849
Fair value gain (loss) on available-for-sale securities, net	67	(154)
Remeasurement of net defined benefit liabilities	212	14
	216	709
Total comprehensive (loss) income for the period	(4,155)	313
Comprehensive income attributable to non-controlling interests	(210)	(158)
Comprehensive (loss) income attributable to owners of the parent company	$(4,365)	$155
Other comprehensive income, net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$212	$14
will be reclassified subsequently to profit or loss when specific conditions are met	4	695
	$216	$709

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Six Months Ended June 30, 2017 and 2016
(Unaudited)
(Canadian Dollars in Thousands)
	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share- based Comp- ensation	Contingently Issuable Shares	Deficit	Available- for-sale Securities	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2016	68,092,082	$419,916	(4,949,810)	$(61,085)	$13,790	$1,627	$(88,920)	$(29)	$(307)	$42,528	$327,520	$1,910	$329,430
Repurchase and cancellation of shares and equity instruments	(450,000)	(2,856)	—	—	—	(1,627)	3,165	—	—	—	(1,318)	—	(1,318)
Net (loss) income	—	—	—	—	—	—	(6,749)	—	—	—	(6,749)	639	(6,110)
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	(1,601)	(1,601)
Net fair value gain	—	—	—	—	—	—	—	101	—	—	101	—	101
Net gain on remeasurements	—	—	—	—	—	—	—	—	218	—	218	—	218
Net exchange differences	—	—	—	—	—	—	—	—	—	(4,442)	(4,442)	(84)	(4,526)
Balance at June 30, 2017	67,642,082	$417,060	(4,949,810)	$(61,085)	$13,790	$—	$(92,504)	$72	$(89)	$38,086	$315,330	$864	$316,194

	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share- based Comp- ensation	Contingently Issuable Shares	Deficit	Available- for-sale Securities	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2015	68,092,082	$419,916	(4,949,810)	$(61,085)	$13,790	$1,627	$(63,559)	$(97)	$(499)	$57,099	$367,192	$2,008	$369,200
Net (loss) income	—	—	—	—	—	—	(697)	—	—	—	(697)	571	(126)
Net fair value loss	—	—	—	—	—	—	—	(67)	—	—	(67)	—	(67)
Net gain on remeasurements	—	—	—	—	—	—	—	—	22	—	22	—	22
Net exchange differences	—	—	—	—	—	—	—	—	—	(20,121)	(20,121)	(215)	(20,336)
Balance at June 30, 2016	68,092,082	$419,916	(4,949,810)	$(61,085)	$13,790	$1,627	$(64,256)	$(164)	$(477)	$36,978	$346,329	$2,364	$348,693

Total Comprehensive (Loss) Income for the Six Months Ended June 30:	Owners of the parent company	Non- controlling interests	Total
2016	$(20,863)	$356	$(20,507)
2017	(10,872)	555	(10,317)
The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2017 and 2016
(Unaudited)
(Canadian Dollars in Thousands)
	2017	2016
		(Re-presented)
Cash flows from operating activities:
Net loss for the period	$(6,110)	$(126)
Adjustments for:
Amortization, depreciation and depletion	3,946	3,786
Exchange differences on foreign currency transactions, net gain	(2,051)	(5,163)
Loss on short-term securities	1	80
Gain on dispositions of subsidiaries	(133)	—
Deferred income taxes	(467)	1,151
Market value (increase) decrease on commodity inventories	(646)	775
Interest accretion	193	235
Credit losses	3,776	2,416
Write-offs of payables	(3,852)	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	—	33
Short-term securities	—	(244)
Restricted cash	—	212
Receivables	4,374	(88,128)
Inventories	17,526	81,637
Deposits, prepaid and other	470	5,011
Assets held for sale	12,636	—
Short-term bank borrowings	(34,867)	129,113
Account payables and accrued expenses	(12,722)	(54,617)
Income tax liabilities	(1,733)	(225)
Accrued pension obligations, net	(2)	(159)
Other	(48)	(573)
Cash flows (used in) provided by operating activities	(19,709)	75,214
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(691)	(1,568)
Increase in loan receivables	(282)	—
Decrease in loan receivables	496	407
Acquisition of a subsidiary, net of cash and cash equivalents acquired	—	(23,924)
Disposition of a subsidiary, net of cash and cash equivalents disposed of	(140)	—
Other	447	(1,680)
Cash flows used in investing activities	(170)	(26,765)
Cash flows from financing activities:
Debt repayment	(42,253)	(28,347)
Debt borrowing	—	7,753
Dividends paid to non-controlling interests	(1,601)	—
Cash flows used in financing activities	(43,854)	(20,594)
Exchange rate effect on cash and cash equivalents	(2,408)	(12,989)
(Decrease) increase in cash and cash equivalents	(66,141)	14,866
Cash and cash equivalents, beginning of period	120,676	197,519
Cash and cash equivalents, included in assets held for sale, net	—	2,314
Cash and cash equivalents, end of period	$54,535	$214,699
Cash and cash equivalents at end of period consisted of:
Cash	$54,535	$142,876
Money market and highly liquid funds	—	71,823
	$54,535	$214,699

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended June 30, 2017 and 2016
(Unaudited)
(Canadian Dollars in Thousands)
	2017	2016
		(Re-presented)
Cash flows from operating activities:
Net loss for the period	$(4,371)	$(396)
Adjustments for:
Amortization, depreciation and depletion	1,726	1,727
Exchange differences on foreign currency transactions, net gain	(3,026)	(1,563)
Loss on short-term securities	—	37
Gain on dispositions of subsidiaries	(76)	—
Deferred income taxes	(1,130)	353
Market value decrease on commodity inventories	223	1,736
Interest accretion	97	(564)
Credit losses	2,534	2,023
Write-offs of payables	(3,852)	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	—	2
Short-term securities	—	7,336
Restricted cash	—	(71)
Receivables	7,306	(30,171)
Inventories	6,738	35,764
Deposits, prepaid and other	939	559
Short-term bank borrowings	(835)	(22,595)
Account payables and accrued expenses	(6,283)	(23,162)
Income tax liabilities	(956)	155
Accrued pension obligations, net	4	(61)
Other	1,743	(15)
Cash flows provided by (used in) operating activities	781	(28,906)
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(520)	(891)
Decrease in loan receivables	292	129
Disposition of a subsidiary, net of cash and cash equivalents disposed of	(140)	—
Other	320	—
Cash flows used in investing activities	(48)	(762)
Cash flows from financing activities:
Debt repayment	(5,731)	(14,996)
Debt borrowing	—	1,574
Dividends paid to non-controlling interests	(1,601)	—
Cash flows used in financing activities	(7,332)	(13,422)
Exchange rate effect on cash and cash equivalents	(123)	3,727
Decrease in cash and cash equivalents	(6,722)	(39,363)
Cash and cash equivalents, beginning of period	61,257	254,062
Cash and cash equivalents, end of period	$54,535	$214,699
Cash and cash equivalents at end of period consisted of:
Cash	$54,535	$213,477
Money market and highly liquid funds	—	1,222
	$54,535	$214,699

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2017
(Unaudited)
Note 1.   Nature of Business
On July 14, 2017, MFC Bancorp Ltd. (“Old MFC”), a corporation under the laws of British Columbia and MFC Bancorp Ltd. (“New MFC”), a corporation under the laws of the Cayman Islands, completed a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) that resulted in the holders of common shares of Old MFC becoming holders of common shares of US$0.001 par value each of New MFC and Old MFC becoming a subsidiary of New MFC. Additionally, as a result of the Arrangement, New MFC became a successor issuer to Old MFC for financial reporting purposes. Please see Note 10 for further information regarding the Arrangement.
These condensed consolidated financial statements are for the six and three months ended June 30, 2017, a period that ended prior to the completion of the Arrangement and, therefore, include the financial statements of Old MFC. Prior to July 14, 2017, unless the context otherwise indicates, references herein to the “Company” or “MFC Bancorp” are to Old MFC and its consolidated subsidiaries. On and subsequent to July 14, 2017, unless the context otherwise indicates, references to the “Company” or “MFC Bancorp” are to New MFC and its consolidated subsidiaries.
MFC Bancorp and the entities it controls are collectively known as the “Group” in these condensed consolidated financial statements. The Group is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. The Group commits its own capital to promising enterprises and invests and otherwise captures investment opportunities for its own account. The Group seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group’s investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.
Note 2.   Basis of Presentation and Significant Accounting Policies
These condensed consolidated financial statements include the accounts of MFC Bancorp and entities it controls. The presentation currency of these condensed consolidated financial statements is the Canadian dollar ($), as rounded to the nearest thousand (except per share amounts).
This interim financial report has been prepared by MFC Bancorp in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The Group’s interim condensed consolidated financial statements for the six and three months ended June 30, 2017 are in compliance with IAS 34, Interim Financial Reporting (“IAS 34”). The same accounting policies and methods of computation are followed in these interim consolidated financial statements as compared with the most recent annual financial statements. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.
The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.
In the opinion of MFC Bancorp, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present a fair statement of the results of the interim periods presented. These interim condensed consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in MFC Bancorp’s latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group’s merchant banking activities involve seasonality and cyclicality.
Re-presentation
In 2015, the Board of Directors of the Company approved a plan to sell all of the Group’s resource properties. Pursuant to the resolution, an active program to locate buyers and complete the plan was

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2017
(Unaudited)

Note 2.   Basis of Presentation and Significant Accounting Policies (continued)

initiated. Management was of the opinion that the disposal groups were actively marketed for sale at a price that was reasonable in relation to their current fair value and the sales were expected to be completed within one year. As such, the assets of the disposal groups were classified as assets held for sale effective September 30, 2015. In compliance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the operations and cash flows of the disposal groups were accounted for as discontinued operations.
On June 30 and September 30, 2016, the Group ceased to classify the remaining disposal groups as held for sale as the criteria for assets classified as held for sale were no longer met. Accordingly, the results of operations of these disposal groups for the period ended June 30, 2016 have been reclassified to continuing operations in these condensed consolidated financial statements.
Note 3.   Accounting Policy Developments
New accounting policy for 2017
Disclosure Initiative (Amendments to IAS 7, Statement of Cash Flows) was issued in January 2016 and requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (a) changes from financing cash flows; (b) changes arising from obtaining or losing control of subsidiaries or other businesses; (c) the effect of changes in foreign exchange rates; (d) changes in fair values; and (e) other changes. The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities”. The new disclosure requirements also relate to changes in financial assets if they meet the same definition. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities. The amendments are effective for annual periods beginning on or after January 1, 2017 on a prospective basis. Management expects that additional disclosures will be required for the Group’s annual financial statements ending December 31, 2017.
Future Accounting Changes
IFRS 9, Financial Instruments, (“IFRS 9”), issued in July 2014, is the IASB’s replacement for IAS 39. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for annual reporting periods beginning on or after January 1, 2018. Management expects to complete the assessment of the impacts of IFRS 9 on the Group’s consolidated financial statements before the end of the third quarter in 2017.
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management expects to complete the assessment of the impacts of IFRS 15 on the Group’s consolidated financial statements before the end of the third quarter in 2017.
In December 2016, the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration. The interpretation applies to foreign currency transactions when an entity recognises a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration before the entity recognises the related asset, expense or income. The consensus of IFRIC 22 comprises: (i) the date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability; and (ii) If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. Management does not expect that the application of IFRIC 22 will have a significant impact on the Group’s consolidated financial statements.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2017
(Unaudited)

Note 3.   Accounting Policy Developments (continued)

IFRS 16, Leases (“IFRS 16”), issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15 has also been applied. Management will adopt IFRS 16 in 2019 and is currently assessing the impacts of IFRS 16 on the Group’s consolidated financial statements.
Note 4.   Business Segment Information
The Group is primarily in the merchant banking business, which includes marketing activities, captive supply assets, financial services and proprietary investing activities.
In reporting to management, the Group’s operating results are categorized into the following operating segments: merchant banking and all other segments.
Basis of Presentation
In reporting segments, certain of the Group’s business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services; (b) the methods of distribution; and (c) the types or classes of customers/clients for the products and services.
The Group’s merchant banking segment includes its marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities. The Group is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. The Group specializes in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. The Group’s merchant banking business operates in multiple geographies, and participates in industries including manufacturing and natural resources. The Group also seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period.
The all other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s: (a) reported revenues; (b) net income; or (c) total assets. The Group’s all other operating segment primarily includes business activities in medical equipment, instruments, supplies and services.
The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2B to the Company’s audited consolidated financial statements for the year ended December 31, 2016. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group’s reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenues and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment’s assets and liabilities; and (e) deferred income tax assets and liabilities are not allocated.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2017
(Unaudited)

Note 4.   Business Segment Information (continued)

Segment Operating Results
	Six Months ended June 30, 2017
	Merchant banking	All other	Total
Revenues from external customers	$163,350	$15,076	$178,426
Intersegment sale	1,248	157	1,405
Interest expense	3,014	—	3,014
(Loss) income before income taxes	(5,368)	47	(5,321)
	Six Months ended June 30, 2016
	Merchant banking	All other	Total
Revenues from external customers	$667,477	$20,040	$687,517
Intersegment sale	1,533	178	1,711
Interest expense	7,921	—	7,921
Income before income taxes	1,309	2,167	3,476
	Three Months ended June 30, 2017
	Merchant banking	All other	Total
Revenues from external customers	$62,693	$5,108	$67,801
Intersegment sale	573	76	649
Interest expense	1,443	—	1,443
Loss before income taxes	(4,512)	(681)	(5,193)
	Three Months ended June 30, 2016
	Merchant banking	All other	Total
Revenues from external customers	$319,194	$10,741	$329,935
Intersegment sale	500	101	601
Interest expense	3,422	—	3,422
Income before income taxes	302	1,351	1,653
Note 5.   Capital Stock
Currently, Old MFC has three classes of capital stock: common shares (the “Common Shares”), class A common shares and Class A Preference shares. As at June 30, 2017, there were 62,692,272 Common Shares issued and outstanding.
All of the Company’s treasury stock is held by the wholly-owned subsidiaries.
Please see Note 10 on subsequent event.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2017
(Unaudited)

Note 6.   Condensed Consolidated Statements of Operations
Revenues
The Group’s gross revenues comprised:
Six months ended June 30:	2017	2016
Merchant banking products and services	$159,941	$658,649
Interest	580	1,639
Other	17,905	27,229
Gross revenues	$178,426	$687,517

Expenses
The Group’s costs of sales and services comprised:
Six months ended June 30:	2017	2016
Merchant banking products and services	$145,734	$626,385
Credit losses on loans and receivables	3,776	983
Market value (increase) decrease on commodity inventories	(646)	775
(Gain) on derivative contracts, net	(756)	594
Gain on sale of subsidiaries	(133)	—
Loss on a former subsidiary	619	—
Other	3,731	7,691
Total costs of sales and services	$152,325	$636,428

The Group’s revenues include the revenues of MFC Merchant Bank Ltd. from February 1, 2016 in its merchant banking segment.
In December 2016, the Group disposed of a majority of each of the FESIL group of companies and Elsner group of companies.
Effective January 31, 2017, the Group completed the sale of a non-core commodities trading subsidiary which focused on Latin America.
During the six months ended June 30, 2017, the dispositions of subsidiaries resulted in a reclassification of cumulative currency translation adjustment of  $11,028 from accumulated other comprehensive income under equity to profit or loss.
Note 7.   Earnings per Share
Earnings per share data for the six and three months ended June 30 from continuing operations is summarized as follows:
Six months ended June 30:	2017	2016
Basic loss available to holders of common shares	$(6,749)	$(697)
Effect of dilutive securities:	—	—
Diluted earnings	$(6,749)	$(697)

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2017
(Unaudited)

Note 7.   Earnings per Share (continued)

	Number of Shares
	2017	2016
Weighted average number of common shares outstanding – basic	62,766,858	63,142,272
Effect of dilutive securities:
Options	—	—
Contingently issuable shares	—	—
Weighted average number of common shares outstanding – diluted	62,766,858	63,142,272

Three months ended June 30:	2017	2016
Basic loss available to holders of common shares	$(4,654)	$(636)
Effect of dilutive securities:	—	—
Diluted earnings	$(4,654)	$(636)

	Number of Shares
	2017	2016
Weighted average number of common shares outstanding – basic	62,692,272	63,142,272
Effect of dilutive securities:
Options	—	—
Contingently issuable shares	—	—
Weighted average number of common shares outstanding – diluted	62,692,272	63,142,272

Note 8.   Related Party Transactions
In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence the operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include MFC Bancorp’s directors, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members, as well as any person and entity which have significant influence over MFC Bancorp. These related party transactions are conducted in arm’s length transactions at normal market prices and on normal commercial terms. In addition to transactions disclosed elsewhere in these condensed consolidated financial statements, the Group had the following transaction with a related party during the six months ended June 30, 2017:
In January 2017, in connection with its previously announced strategy to re-allocate capital and resources and exit certain products and geographies, the Group sold the shares of a non-core Latin America focused commodities trading subsidiary to a company controlled by the former President of MFC Bancorp. Under the transaction, the Group received total consideration approximately equivalent to net asset value, including 450,000 common shares of MFC Bancorp and the release of any further obligations to issue shares in connection with a prior share purchase agreement between the parties. The Group recognized a gain of  $57 from the disposition of the subsidiary and its immediate parent company.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2017
(Unaudited)

Note 9.   Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period
Litigation
The Group is subject to routine litigation incidental to its business and is named from time to time as a defendant and is a plaintiff from time to time in various legal actions arising in connection with its activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of the Group’s operations, various legal and tax matters are outstanding from time to time, including a currently ongoing audit by the Canadian taxation authority of its domestic and international transactions covering the years ended December 31, 2006 to April 19, 2013 and litigation relating to the insolvency filing of a former customer in February 2016. Currently, based upon information available, management does not believe any such matters would have a material adverse effect upon the Group’s financial condition or results of operations as at June 30, 2017. However, due to the inherent uncertainty of litigation, there cannot be certainty as to the eventual outcome of any case. If management’s current assessments are incorrect or if management is unable to resolve any of these matters favorably, there may be a material adverse impact on the Group’s financial performance, cash flows or results of operations.
Guarantees
Guarantees are accounted for as contingent liabilities unless it becomes probable that the Group will be required to make a payment under the guarantee.
In the normal course of its merchant banking activities, the Group issues guarantees to its trade and financing partners in order to secure financing facilities. Upon the use or drawdown of the underlying financing facilities, the financing facilities are recorded as liabilities on the consolidated statement of financial position such as short-term bank borrowings or debt. Accordingly, the issued guarantees relating to such financing facilities that are used or drawn are not considered contingent liabilities or off-balance sheet transactions. As at June 30, 2017, the Group had unrecorded contingent liabilities of  $4,334 relating to outstanding guarantees issued to its trade and financing partners in the normal course of its merchant banking activities.
Inventories
As at June 30, 2017, inventories aggregating $6,535 had been hedged or contracted at fixed prices.
Note 10.   Subsequent Event
On June 30, 2017, the Group announced the Arrangement, pursuant to which, among other things, the Company would reduce its shareholders’ capital by an amount equal to its retained deficit, complete a consolidation followed by a split of its common shares and the Company’s existing common shares would be exchanged for the common shares of US$0.001 par value each of New MFC, which is incorporated under the laws of the Cayman Islands, which would become the new publicly traded parent company of the Group. The Arrangement was approved by the court, shareholders and the board and, on July 14, 2017, became effective. Upon the Arrangement becoming effective, the board of directors and management of New MFC were the same as those of Old MFC immediately prior to the effective date of the Arrangement.
Note 11.   Approval of Consolidated Financial Statements
This interim financial report was approved by the Board of Directors and authorized for issue on August 12, 2017.

NEWS RELEASE
MFC Bancorp Ltd. 1 (844) 331 3343 Rene Randall rrandall@bmgmt.com
MFC BANCORP LTD. REPORTS RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017
NEW YORK (August 14, 2017) . . . MFC Bancorp Ltd. (the “Company” or “MFC”) (NYSE: MFCB) announces its results for the three and six months ended June 30, 2017 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). (All references to dollar amounts are in Canadian dollars unless otherwise stated.)
For almost two years, we have focused our efforts on rationalizing unprofitable and marginally profitable businesses and geographies, reducing our structural cost profile, and reallocating capital to merchant banking projects. We have made significant progress on this strategy and believe that we have completed the majority of the steps necessary to reposition the Company for the future. However, our balance sheet continues to reflect trade receivables of  $101.8 million due from our former customer that filed for insolvency in 2016. As with any legal process, there is uncertainty as to the timing and amounts of proceeds, but we continue to diligently exercise our rights in connection with such receivables in order to maximize recoveries.
As part of our strategy, we have repositioned the group with the following actions:
•
In July 2017, the former parent of our group of companies (“Old MFC”), MFC Bancorp Ltd. (British Columbia), completed its previously announced plan of arrangement (the “Arrangement”), pursuant to which, among other things, the following transactions were completed effective July 14, 2017:

◦
Share Consolidation/Split.   The common shares of Old MFC (the “Old MFC Shares”) were consolidated on a 100 for 1 basis, with any resulting fractional shares being eliminated and the registered holders of the same being paid therefor in cash based upon the weighted average price of the Old MFC Shares over the ten trading days immediately prior to the effective date of the Arrangement and, thereafter, such Old MFC Shares were split on a 1 for 20 basis;

◦
Share Capital.   Old MFC’s stated shareholders’ capital was reduced by an amount equal to its retained deficit; and

◦
Share Exchange.   Each Old MFC Share outstanding after the completion of the above consolidation and split was exchanged for: (i) one of our common shares of US$0.001 par value each; and (ii) US$0.0001 per share in cash.

As a result of the completion of the Arrangement, MFC Bancorp Ltd., a Cayman Islands corporation, became the new parent company of our group. Its shares commenced trading on the New York Stock Exchange on July 14, 2017 under the symbol “MFCB”.
•
We have expanded our merchant banking activities in Europe by hiring qualified senior individuals in the finance and merchant banking sector.

•
We have rationalized our inventories, reducing them by 68% from $32.0 million at December 31, 2016 to $10.1 million at June 30, 2017;

•
In the first quarter of 2017, we completed the sale of a non-core commodities trading business;

•
We have deleveraged by reducing our short-term bank borrowings by 27% from $95.4 million at December 31, 2016 to $70.1 million at June 30, 2017 and by reducing total debt by 35% from $116.8 million at December 31, 2016 to $76.0 million at June 30, 2017; and

•
We established a presence in Dublin, Ireland, a progressive financial center with many attractive attributes.

1

FIRST HALF 2017 FINANCIAL RESULTS
The first half of 2017 reflects our continued repositioning, with losses from the rationalization of certain businesses overshadowing the progress we have made growing our merchant banking operations. While we are disappointed that this restructuring has taken so much time, we continue to make progress towards our goal of ultimately returning to an adequate return profile.
Revenues and losses
Total revenues for the first half of 2017 decreased to $178.4 million from $687.5 million in the same period of 2016 primarily as a result of the sale of non-core subsidiaries, the reduction of inventories, our decision to exit certain product lines and, to a lesser extent, the strengthening of the Canadian dollar during the period.
Net loss for the first six months of 2017 was $6.7 million, or $0.11 per share on a diluted basis, compared to a net loss of  $0.7 million, or $0.01 per share on a diluted basis for the same period last year. Net loss for the current six month period was primarily due to losses from the rationalization and runoff of product lines and other expenses related to office closures.
Inventory Reduction
In the first six months of 2017, we further reduced our inventories by $21.9 million, from $32.0 million as at December 31, 2016 to $10.1 million as at June 30, 2017. This was primarily a result of exiting certain product lines and geographical markets. From almost $300 million 21 months ago, we have almost entirely rationalized our inventories and from this level we do not expect any further material reductions.
The following table sets forth our inventories as at June 30, September 30, and December 31, 2016 and March 31, and June 30, 2017:
INVENTORIES	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
	(In thousands)
Inventories	$154,703	$129,454	$31,954	$20,229	$10,083
Debt Reduction
Our continued proactive balance sheet initiatives have led to a significant reduction in our net debt levels. Our goal has been to match our assets and liabilities so that our long-term assets are financed with long-term debt and equity and our short-term assets are financed with short-term debt and equity.
In the first six months of 2017, we reduced our total long-term debt to $76.0 million from $116.8 million as at December 31, 2016 by repaying debts that became due and paying down loans which had financed assets that we have rationalized.
Financial Highlights
The following table highlights selected figures on our financial position as at June 30, 2017 and December 31, 2016:
FINANCIAL POSITION	June 30, 2017	December 31, 2016
	(In thousands, except ratios and per share amount)
Cash and cash equivalents	$54,535	$120,676
Short-term securities	5,129	5,018
Trade receivables	132,383	135,962
Tax receivables	11,820	11,743
Other receivables	33,253	35,251
Inventories	10,083	31,954
Total current assets	262,823	400,954
Total current liabilities	115,060	214,676
Working capital	147,763	186,278
2

FINANCIAL POSITION	June 30, 2017	December 31, 2016
	(In thousands, except ratios and per share amount)
Current ratio(1)	2.28	1.87
Acid-test ratio(2)	2.08	1.68
Total assets	516,070	650,338
Short-term bank borrowings	70,089	95,416
Total long-term debt	76,029	116,813
Long-term debt-to-equity(1)	0.19	0.25
Total liabilities	199,876	320,908
Shareholders’ equity	315,330	327,520
Net book value per share	5.03	5.19

Notes:
(1)
The current ratio is calculated as current assets divided by current liabilities and the long-term debt-to-equity ratio is calculated as long-term debt, less current portion, divided by shareholders’ equity.

(2)
The acid-test ratio is calculated as cash plus account receivables plus short-term securities, divided by current liabilities (excluding liabilities related to assets held for sale) .

Operating EBITDA
Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.
The following is a reconciliation of our net loss to Operating (loss) EBITDA for the three months ended June 30, 2017 and 2016:
	Three months Ended June 30,
OPERATING EBITDA	2017	2016
		(Re-presented(1))
	(In thousands)
Net loss(2)	$(4,371)	$(396)
Income tax expense (recovery)	(822)	2,049
Finance costs	1,902	4,566
Amortization, depreciation and depletion	1,726	1,727
Operating (loss) EBITDA	$(1,565)	$7,946

Notes:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, costs of sales and services have been re-presented for this period.

(2)
Includes net income attributable to non-controlling interests.

Credit Lines and Facilities
We established, utilized and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day merchant banking business. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.
As at June 30, 2017, we had credit facilities aggregating $146.8 million, as follows: (i) we had unsecured revolving credit facilities aggregating $70.2 million, from banks. The banks generally charge an interest rate at inter-bank rate plus an interest margin; (ii) we had revolving credit facilities aggregating $27.4 million, from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is
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used; (iii) we had a specially structured non-recourse factoring arrangement with a bank up to a credit limit of  $42.3 million, for our finance and supply chain activities. We factor certain of our trade receivable accounts upon invoicing, at inter-bank rate plus a margin; and (iv) we had foreign exchange credit facilities of  $6.9 million with banks.
All of these facilities are either renewable on a yearly basis or usable until further notice. Many of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our overall liquidity.
President’s Comments
Michael Smith, President and CEO of the Company, commented: “We believe we have made progress towards repositioning our Company to create long-term value, having significantly reduced inventories, rationalized non-core businesses and reduced our cost structure. Our balance sheet continues to be impacted by trade receivables, which we are working diligently to recover. We look forward to updating stakeholders as we make further progress.”
Stakeholder Communications
Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:
•
all stakeholders are encouraged to read our entire management’s discussion and analysis and our unaudited financial statements for the three and six months ended June 30, 2017 (the “Quarterly Report”), copies of which are available under the Company’s profile at www.sedar.com or www.sec.gov for a greater understanding of our business and operations; and

•
any stakeholders who have questions regarding the information in the Quarterly Report may call our North American toll free line: 1 (844) 331 3343 to book a conference call with our management. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.

About MFC
MFC is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and industries. As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.
Disclaimer for Forward-Looking Information
This news release contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature, including, without limitation, statements regarding the Company’s business plans and strategies, future business prospects, the exercise of our rights to recover trade receivables and any statements regarding beliefs, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our
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expectations include, among other things:(i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) our ability to enforce our rights, and recover expected amounts related to our insolvent customer through existing collateral, guarantees, mortgages and other mitigation securities; (vi) our ability to realize the anticipated benefits of our acquisitions; (vii) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (viii) counterparty risks related to our trading and finance activities; (ix) operating hazards; and (x) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties is set out in the “Risk Factors” section of our Quarterly Report and in our 2016 annual report on Form 20-F filed with the Securities and Exchange Commission and Canadian securities regulators.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MFC BANCORP LTD.
By:	/s/ Michael J. Smith
Michael J. Smith President
Date:	August 14, 2017